HARVEST ENERGY TRUST

Notice of
Annual and Special Meeting of Securityholders
to be held on Tuesday, May 23, 2006

The annual and special meeting of the securityholders of Harvest Energy Trust will be held in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta on Tuesday, May 23, 2006 at 3:00 p.m. (Calgary time) to:

1. receive and consider our consolidated financial statements for the year ended December 31, 2005, together with the report of the auditors;

2. appoint Valiant Trust Company to act as our trustee;

3. fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 9 members;

4. elect 9 directors of Harvest Operations Corp.;

5. appoint the auditors and to authorize the directors to fix their remuneration as such;

6. approve the amendment of our trust indenture;

7. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 2 business days before the time for holding the meeting or any adjournment thereof.

Only securityholders of record at the close of business on April 3, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 3rd day of April, 2006.

By order of the Board of Directors of
Harvest Operations Corp.

(signed) John Zahary
President and CEO

HARVEST ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 23, 2006

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the securityholders of Harvest Energy Trust to be held on Tuesday, May 23, 2006 in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, not less than 2 business days before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on April 3, 2006 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

We have two outstanding types of securities that entitle holders to vote generally at meetings of securityholders, being trust units and special voting units. Each trust unit outstanding on the record date is entitled to one vote. A single special voting unit was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Harvest Operations Corp. in connection with a plan of arrangement involving Storm Energy Ltd., which was effective June 30, 2004. This special voting unit is entitled to one vote for each exchangeable share outstanding on the record date. The trust units and the special voting unit vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting units in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Harvest Operations Corp. As a securityholder, you have the right to appoint a person, who need not be a securityholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or its nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to ADP by mail or facsimile. Alternately, you can call ADP's toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP, it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. Harvest will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide specific instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy that we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters that may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting By Holders Of Exchangeable Shares

Valiant Trust Company holds one special voting unit for holders of Exchangeable Shares. The special voting unit is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular - proxy statement.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value. Such units may be issued for such consideration as may be determined by resolution of the Board of Directors of Harvest Operations Corp. ("the Board of Directors" or "Board")) As at April 3, 2006, there were 100,546,529 trust units and one special voting unit, entitled to a total of 100,573,431 votes, issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to one vote for each exchangeable share you own. As at April 3, 2006, there were 26,902 exchangeable shares issued and outstanding.

To the knowledge of our directors and officers, as at April 3, 2006 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the meeting.

As at April 3, 2006, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 8,658,702 trust units and no exchangeable shares, or approximately 8.61% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of the Trustee

The Trust Indenture provides that the securityholders shall, at each annual meeting, re-appoint or appoint a successor to our Trustee. Accordingly, securityholders will consider an ordinary resolution to re-appoint Valiant Trust Company as our trustee to hold office until the end of the next annual meeting. Valiant Trust Company has been trustee of the Trust since September 27, 2002.

Election of Directors

At the meeting, the securityholders will be asked to fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 9 members and to elect 9 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the Board of Directors at 9 members, and in favour of the election as directors of the 9 nominees set forth below:

Kevin A. Bennett	Dale Blue
David Boone	John A. Brussa
M. Bruce Chernoff	William A. Friley Jr.
Verne G. Johnson	Hector J. McFadyen
Hank B. Swartout

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of April 3, 2006, were as follows:

			Number of trust units /
			exchangeable shares
			beneficially owned
			directly or indirectly or
		Year Became	over which control or
Name	Principal occupation	Director	direction is exercised (1)

Kevin A. Bennett(4)	Professional engineer, independent	2005	505,489/nil
Calgary, Alberta	businessman

Dale Blue(2)	Independent consultant	2006	20,373/nil
Mississauga, Ontario

David Boone(4)	Professional Engineer; President, Escavar	2006	11,644/nil
Calgary, Alberta	Energy Inc.

John A. Brussa (3)	Barrister and Solicitor; Partner of Burnet,	2002	254,528/nil
Calgary, Alberta	Duckworth & Palmer LLP (a law firm)

M. Bruce Chernoff (3)	Professional Engineer; Chairman of	2002 (as both	6,251,496/nil
Calgary, Alberta	Harvest Operations Corp.; President and	Director and
	Director of Caribou Capital Corp.	Chairman)

William A. Friley Jr. (3)	President and Chief Executive Officer of	2006	12,686/nil
Calgary, Alberta	Telluride Oil and Gas Ltd., President of
	Skyeland Oils Ltd., Director of Mustang
	Resources Inc., and Chairman of
	TimberRock Energy Corporation

Verne G. Johnson (2)	President of KristErin Resources Inc.	2002	60,381/nil
Calgary, Alberta

Hector J. McFadyen (2)	Independent businessman and Director of	2002	55,329/nil
Calgary, Alberta	Hunting PLC (a UK-based public oil and
	natural gas company)

Hank B. Swartout(4)	Chairman and Chief Executive Officer of	2002	915,637/nil
Calgary, Alberta	Precision Drilling Corporation

Notes:

(1) Represents all trust units and exchangeable shares held directly or indirectly or over which such person exercises control or direction as at April 3, 2006.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee and Corporate Governance Committee.

(4) Member of the Reserves, Safety and Environment Committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditor, to hold office until the next annual meeting of the securityholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been our auditor since 2002.

Approval of the Amendment of our Trust Indenture

At the meeting, securityholders will be asked to approve certain amendments to our trust indenture recommended by management. The following provides a summary of the proposed changes. A copy of the proposed blacklined changes to the trust indenture as approved by the Board of Directors, subject to securityholder approval, has been filed on SEDAR which may be accessed at www.sedar.com or may be obtained at no cost upon request from our Vice President, Finance and Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4, telephone (403) 265 1178.

Distributions Payable in Cash, Trust Units or Notes

We are proposing to amend the trust indenture to allow for distributions payable to unitholders to be paid in the form of cash, trust units, promissory notes payable in cash or trust units on a specified date not more than 90 days after the distribution record date to which the note relates or a combination of the foregoing.

Additional Class of Units

We are proposing to amend the trust indenture to allow the Trustee, on the recommendation of the Board of Directors to create and issue an unlimited number of preferred units issuable in series ("Preferred Units"). Before any Preferred Units of a particular series are issued, the Trust shall, on the recommendation of the Board of Directors, fix the number of Preferred Units that will form such series and shall fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Units of such series, including, but without limitation, the rate, amount or method of calculation of distributions thereon, which distributions may have priority to distributions on the trust units, the time and place of payment of distributions, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Trust or otherwise, voting rights attached thereto and certain other matters, subject to filing on SEDAR a notice setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the Preferred Units of such series.

We are also proposing the trust indenture to authorize the Trustee to make all necessary consequential amendments to the trust indenture necessary to give effect to the creation of any series of Preferred Units.

Repurchase by the Trust of Trust Units or Other Securities

We are proposing to amend the trust indenture to allow us to purchase for cancellation from time to time some or all of the trust units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such securities are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of such securities.

Net Income and Net Capital Gains for Income Tax Purposes

The trust indenture presently provides that on December 31 of each year, an amount equal to the net income of the Trust for such year (excluding net realized capital gains) determined in accordance with the Income Tax Act, to the extent not previously payable on any distribution record date in the year to any unitholder (the "Net Income Amount") shall be declared payable to unitholders at the end of that year. The trust indenture also presently provides that on December 31 of each year, an amount equal to the net realized capital gains of the Trust, to the extent not previously payable to unitholders on any distribution record date or any prior December 31 (the "Net Realized Capital Gain Amount") shall be declared payable to unitholders as at the end of that year. We are proposing to amend the trust indenture to provide that the Trustee may, upon the recommendation of Harvest Operations Corp., elect not to pay any portion of the Net Income Amount or Net Realized Capital Gain Amount that would otherwise be payable.

Others

We are proposing to amend the trust indenture to provide that distributions payable to unitholders (whether in the form of cash, notes, trust units or a combination of the foregoing) shall become an obligation of the Trust on the applicable distribution record date (or on December 31 in respect of a distribution of the Net Income Amount or the Net Realized Capital Gain Amount) and each unitholder shall have the right to enforce such payment.

Approval Required

Pursuant to the provisions of the trust indenture, these amendments must be approved by the holders of 66 % of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following special resolution will be presented:

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SECURITYHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Third Amended and Restated Trust Indenture dated February 3, 2006 (the "Trust Indenture") as described in the information circular - proxy statement of Harvest Energy Trust dated April 3, 2006 be and the same is hereby authorized and approved and Harvest Operations Corp. and Valiant Trust Company be authorized to execute an amendment and restatement of such Trust Indenture which gives effect to such amendments.

DIRECTORS' AND OFFICERS' COMPENSATION

Compensation Committee

The compensation committee of the Board of Directors consists of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr. The compensation committee periodically reviews our compensation policy with respect to the executive officers.

Board of Directors Report on Compensation

TO: The Securityholders of Harvest Energy Trust

Compensation Strategy

Our compensation plan for the executive officers has consisted of a combination of base salary, bonuses and the grant of rights under both the Trust's Unit Rights Incentive Plan and Unit Award Incentive Plan. The compensation committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and similar sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the Mercer Human Resource Consulting ("Mercer") annual Canadian oil and gas industry salaries and benefits survey, which is prepared by independent consultants who regularly review compensation practices in Canada.

CEO Compensation

The compensation for the President and Chief Executive Officer is set annually by the Board of Directors. Salary, bonus and grants of unit rights and unit awards are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

Base Salaries

Base salaries for employees are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest's salary levels are generally set at not more than the median level for companies of comparable size

Bonus Program

Employee bonuses are also determined with reference to comparable marketplace amounts, as published by Mercer. Harvest's bonus levels are set in such a way that above average individual performance is rewarded with total cash compensation (base salary plus bonus) in excess of median levels for comparable positions in comparably sized companies.

Long-Term Trust Unit Rights Incentive Plan and Unit Award Incentive Plan

Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to our directors, officers, employees and other service providers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

Description of Trust Unit Rights Incentive Plan

The Trust has adopted the Trust Unit Rights Incentive Plan, which permits the Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries ("Service Providers"). The purpose of the Trust Unit Rights Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. The Trust Unit Rights Incentive Plan was last ratified by Securityholders at a meeting held May 4, 2005 where effective on such date the Trust Unit Rights Incentive Plan was amended: (i) to increase the total number of Trust Units issuable under the Trust Unit Rights Incentive Plan from 1,487,250 Trust Units to a cumulative maximum equal to 7% of the aggregate of the number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares; (ii) by amending the definition of "market price", being the lowest grant price at which an Incentive Right may be issued, to be the volume weighted average trading price of the Trust Units for the 5 trading days prior to the date of grant; (iii) to provide that the number of Trust Units issuable pursuant to the Trust Unit Rights Incentive Plan and all other Trust Unit compensation arrangements to insiders shall not exceed 10% of the aggregate of the number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares and to provide that the number of Trust Units issuable within one year pursuant to the Trust Unit Rights Incentive Plan and all other Trust Unit compensation arrangements to insiders shall not exceed 10% of the aggregate of the number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares; and (iv) to allow the Board of Directors, by resolution, to amend the Incentive Plan without securityholder approval; however, the directors are not entitled to amend a grant for an Incentive Right held by an insider to lower the exercise price or to extend the expiry date. As at April 3, 2006, Incentive Rights to acquire 2,133,075 Trust Units (representing 2.12% of the outstanding Trust Units) were outstanding and Incentive Rights to acquire 4,909,332 Trust Units (representing 4.88% of the outstanding Trust Units) were available for future grants.

The Board of Directors administers the Trust Unit Rights Incentive Plan and determines participants in such plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. Incentive Rights may not be assigned or transferred. The grant price of the Incentive Rights (the "Grant Price") shall not be less than the volume weighted average trading price of the trust units for the 5 trading days prior to the date of grant and the exercise price ("Exercise Price") of the Incentive Rights is calculated by deducting from the Grant Price an amount in respect of each distribution (but not exceeding the amount of the distribution) made by the Trust after the Grant Date, but only if the Trust's net operating cash flow for that month in which the distribution was made exceeds 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) and debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations and any future income tax liability associated with such capital assets at the end of each month. In no event will the Exercise Price be less than $0.01 per Trust Unit.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be a Service Provider. In the case of early termination, a holder is entitled, from the date the holder ceased to be a Service Provider until the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death until the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of early termination or at date of the holder's death are immediately null and void. The holder has the option to settle outstanding vested Incentive Rights with either Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall be equal to the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan to any one person shall not at any time exceed 5% of the aggregate number of outstanding Trust Units and Trust Units issuable upon the exchange of any outstanding exchangeable shares. The number of Trust Units issuable pursuant to the Trust Unit Rights Incentive Plan and all other Trust Unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. The number of Trust Units issued within one (1) year pursuant to the Trust Unit Rights Incentive Plan and all other Trust Unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. All unvested incentive rights will vest and become exercisable in the event of a Change of Control (as hereinafter defined). For the purposes of the Trust Unit Rights Incentive Plan, "Change of Control" includes: (i) a successful take-over bid pursuant to which the offeror would, as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Trust Units; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Trust Units that in the aggregate total 50% or more of the then issued and outstanding Trust Units; (iii) a change in the ownership of Harvest Operations Corp., the effect of which is that a sufficient number of voting shares necessary to elect a majority of directors are not beneficially held or under the direction or control of the Trust; (iv) a sale of assets representing at least 75% of Harvest Operations Corp.'s total assets; and (v) the termination of the Trust or a going private transaction.

The Board of Directors may, subject to stock exchange or other regulatory approval, amend or discontinue the Trust Unit Rights Incentive Plan or any Incentive Rights at any time, provided that no such amendment may increase the maximum number of Trust Units that may be granted under the Incentive Plan in the aggregate or to any person or group of persons, change the manner of determining the market price, extend the period during which Incentive Rights may be exercised or, without the consent of the service provider, alter or impair any Incentive Right previously granted to a service provider under the Incentive Plan. Notwithstanding the foregoing, however, the amendment of Incentive Rights that have been granted pursuant to the Incentive Plan require only the prior approval of the Board of Directors, provided, however that amendments to Incentive Rights that have been granted pursuant to the Incentive Plan that are held by insiders and that entail a reduction in the Grant Price or an extension of the term of such Incentive Rights will require disinterested securityholder approval.

Description of Unit Award Incentive Plan

The Trust has also adopted the Unit Award Incentive Plan, which authorizes the Board of Directors to grant unit awards ("Unit Awards") to directors, officers, employees and consultants of the Trust and its affiliates ("Service Providers"). Upon vesting, Unit Awards entitle the holder to receive the number of Harvest Units subject to the Unit Award. The Unit Award Incentive Plan was initially ratified by Unitholders at a meeting held June 22, 2004 and amendments to the Unit Award Incentive Plan were ratified at a meeting of Securityholders held February 2, 2006. The total number of Trust Units issuable under the Unit Award Incentive Plan is limited to a cumulative maximum equal to 0.5% of the aggregate number of outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. As at April 3, 2006, Unit Awards to acquire 189,915 Trust Units

(representing 0.18% of the outstanding Trust Units) were outstanding and Unit Awards to acquire 313,114 Trust Units (representing 0.32% of the outstanding Trust Units) were available for future grants.

The Board of Directors administers the Unit Award Incentive Plan and determines participants in the Unit Award Incentive Plan and the number of units to be awarded to a grantee pursuant to unit awards. Unit Awards may not be assigned or transferred. Each Unit Award entitles the holder to be issued the number of Trust Units designated in the Unit Award and, unless otherwise modified by the Board, such Trust Units vest as to one-fourth on each of the first, second, third and fourth anniversary dates of the date of grant. A holder of a Unit Award may elect, subject to the consent of the Board of Directors, to receive an amount in cash equal to the aggregate then current market value of the Trust Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Trust Units under such Unit Award. The amount payable to the holder is based on the closing price of the Trust Units on the Toronto Stock Exchange on the trading day immediately preceding the issue date of the Trust Units. If Harvest and the holder so agree, this amount may be satisfied in whole or in part by Trust Units acquired by Harvest on the Toronto Stock Exchange provided that the total number of Trust Units that may be so acquired on the Toronto Stock Exchange within any twelve month period may not exceed 5% of the outstanding Trust Units at the beginning of the period and within any 30 day period may not exceed 2% of the outstanding Trust Units at the beginning of the period.

The Unit Award Incentive Plan provides for cumulative compounding adjustments to the number of Harvest Units to be issued on each date that distributions accrue to Harvest Units by an amount equal to a fraction having as its numerator the amount of the distribution per Harvest Unit multiplied by the number of Harvest Units issuable immediately prior to the ex-distribution date and having as its denominator the fair market value, as calculated under the Unit Award Incentive Plan, of the Harvest Units.

Unit Awards are exercisable for a maximum of four years from the date of the grant thereof. Unless otherwise provided in a particular Unit Award agreement or any written employment agreement, if a holder of a Unit Award ceases to be a service provider as a result of termination for cause, all outstanding Unit Award agreements under which Unit Awards have been made to such holder will be terminated and all rights to receive Trust Units thereunder, except to the extent that those rights have vested, shall be forfeited. If the holder ceases to be a service provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated and all rights to receive Trust Units thereunder, except to the extent that those rights have vested, shall be forfeited, unless otherwise approved by the Board of Directors.

If a holder of Unit Awards voluntarily ceases to be a service provider for any reason other than such retirement or death, effective as of the later of: (i) last day of any notice period applicable in respect of such voluntary resignation; or (ii) the date which is thirty (30) days after the date that the holder ceases to be a service provider, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated; and all rights to receive Harvest Units thereunder shall be forfeited provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Unit Award shall not be affected by a change of employment or term of office or appointment within or among Harvest of any of its affiliates so long as the holder continues to be a service provider. If a holder of Unit Awards ceases to be a service provider as a result of retirement or death, the issue date for all vested Trust Units awarded to such person under any outstanding Unit Award agreements shall be as of the date such person ceases to be a service provider as a result of such retirement or the date of death, as the case may be.

No one person may be granted any Unit Award under the Unit Award Incentive Plan if such grant could result, at any time, in: (i) the number of Trust Units reserved for issuance pursuant to issuances under the plan and all other established or proposed trust unit compensation arrangements granted to insiders of Harvest exceeding 10% of the aggregate issued and outstanding Harvest Units; (ii) the issuance to insiders of Harvest pursuant to the Unit Award Incentive Plan and all other established or proposed trust unit compensation arrangements, within a one year period, of a number of Trust Units exceeding 10% of the aggregate issued and outstanding Trust Units; (iii) the issuance pursuant to the Plan and all other established or proposed trust unit compensation arrangements to any one insider of Harvest, or such insider's associates, within a one year period, of a number of Trust Units exceeding 5% of the aggregate issued and outstanding Trust Units; or (iv) the issuance pursuant to the Unit Award Incentive Plan to any one person of a number of Trust Units exceeding 5% of the aggregate issued and outstanding Trust Units.

In the event of a Change of Control (as hereinafter defined), the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. In the Unit Award Incentive Plan "Change of Control" is defined as: (i) a successful take-over bid; (ii) any change in the beneficial ownership or control of the outstanding securities or other interests which results in a person or group of persons acting jointly or in concert or an affiliate or associate of such person or group of persons holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Trust other than as a result of a transaction or series of transactions approved by the Board of Directors unless such holding, owning or controlling exceeds 50% of the outstanding voting securities or interests of the Trust; (iii) incumbent members of the Board of Directors no longer constituting a majority of the Board of Directors; (iv) the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any person or persons other than pursuant to an internal reorganization; or (v) any determination by a majority of the Board of Directors that a Change of Control has occurred or is about to occur.

Harvest Operations Corp. has the right to amend from time to time or to terminate the terms and conditions of the Unit Award Incentive Plan by resolution of the Board of Directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange. Any amendment to the Unit Award Incentive Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of HOC and the service providers to whom such Unit Awards have been made.

Summary

The Board of Directors believes that long term securityholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Compensation Committee Members:	John A. Brussa
M. Bruce Chernoff
William A. Friley Jr.

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers for the years ended December 31, 2005, 2004 and 2003.

	Annual Compensation
					Securities
					Under
				Other Annual	Rights
		Salary	Bonus	Compensation	Granted	All Other
Name and Principal Position	Year	($)	($)	($)	(#)	Compensation

Jacob Roorda(1)	2005	190,000	175,000(8)	20,056(4)	30,000	-
President	2004	180,000	150,000(8)	18,000(5)	5,000	-
	2003	120,000	144,534		Nil	-

David J. Rain(2)	2005	170,000	175,000(8)	18,466(4)	50,000	-
Vice President, Chief Financial	2004	62,247	75,000(8)	4,668(5)	75,000	-
Officer and Corporate	2003	-	-	-	9,500(3)	-
Secretary

J. A. Ralston(6)	2005	180,000	175,000(8)	22,200(4)	-	-
Vice President and Chief	2004	170,000	150,000(8)	17,000(5)	5,000	-
Operating Officer	2003	100,000	144,534	-	-	-

James A. Campbell(6)	2005	170,000	150,000(8)	21,200(4)	-	-
Vice President, Geosciences	2004	132,500	100,000(8)	18,319(5)	10,000	-
	2003	-	-	-	-	-

John F. Keirle(7)	2005	146,005	125,000(8)	18,700(4)	-	-
Vice President, Land	2004	-	-	-	-	-
	2003	-	-	-	-	-

Notes:

(1) Mr. Roorda was appointed the President of Harvest Operations Corp. on August 1, 2002.

(2) Mr. Rain was appointed Vice President and Chief Financial Officer on August 11, 2004.

(3) Trust unit rights granted to Mr. Rain as Corporate Secretary. Mr. Rain received no other compensation for this position.

(4) Includes employer savings plan contribution of $19,000, $17,410, $18,000, $17,000 and $14,500 for Messrs Roorda, Rain, Ralston, Campbell and Keirle respectively.

(5) Includes employers savings plan contributions of $18,000, $4,668, $17,000, and $13,250 for Messrs Roorda, Rain, Ralston and Campbell respectively.

(6) Mr. Campbell was appointed Vice President, Geosciences of Harvest Operations Corp. on June 1, 2004

(7) Mr. Keirle was appointed Vice President, Land of Harvest Operations Corp. on June 16, 2005.

(8) Bonuses paid to each of the executive officers were paid with Harvest Units pursuant to the Unit Award Incentive Plan.

Trust Unit Incentive Rights and Unit Awards Granted During the Year Ended December 31, 2005

The following table sets forth details with respect to all rights granted under the Trust Unit Rights Incentive Plan to our chief executive officer, our chief financial officer and the next three highest paid executive officers during 2005(1).

		% of Total	Dec 31, 2005	Market Value of
		Rights	Weighted	Securities
	Securities	Granted to	Average Exercise	Underlying Rights
	Under	Employees in	Price	on the Date of	Expiration
Name	Rights	Financial Year	($/Security)	Grant ($/Security)	Date
Jacob Roorda	30,000	3.8	22.46	24.69	Mar 28, 2010
David J. Rain	50,000	6.3	22.46	24.69	Mar 28, 2010
James A. Campbell	30,000	3.8	22.46	24.69	Mar 28, 2010
J. A. Ralston	30,000	3.8	22.46	24.69	Mar 28, 2010
John F. Keirle	46,400	5.9	22.32	24.20	June 16, and July 14, 2010

The following table sets forth details with respect to all rights granted under the Unit Award Incentive Plan to our chief executive officer, our chief financial officer and the next three highest paid executive officers during 2005. The awards below were paid as settlement of the bonuses referred to in the Annual Compensation table above.

		% of Total Rights	Market Value of
	Securities	Granted to	Securities Underlying
	Under	Employees in	Rights on the Date of	Expiration
Name	Rights	Financial Year	Grant ($/Security)	Date
Jacob Roorda	6,394	27.2	24.69	Mar 28, 2009
David J. Rain	3,197	13.6	24.69	Mar 28, 2009
James A. Campbell	4,263	18.2	24.69	Mar 28, 2009
J. A. Ralston	6,394	27.2	24.69	Mar 28, 2009
John F. Keirle	-	-	-	-

The following tables outline, as at December 31, 2005, the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

Trust Unit Rights Incentive Plan

	# of trust units to be issued		# of available trust units
	upon exercise of	Weighted-average exercise	available for future issuance
	outstanding rights	price of outstanding rights	under the plan
Trust units under Trust Unit
Rights Incentive Plan	1,305,143	$16.74	2,419,032
approved by securityholders
Trust units under Trust Unit
Rights Incentive Plan not	-	-	-
approved by securityholders
Total	1,305,143	$16.74	2,419,032

Unit Award Incentive Plan

	# of trust units to be issued		# of available trust units
	upon exercise of	Weighted-average exercise	available for future issuance
	outstanding rights	price of outstanding rights	under the plan
Trust Units under Unit Award
Incentive Plan approved by	35,365	$0.00	230,647
securityholders
Trust units under Unit Award
Incentive Plan not approved	-	-	-
by securityholders
Total	35,365	$0.00	230,647

Trust Units Rights Exercises During the Year Ended December 31, 2005 and Year End Rights Values

The following table sets forth with respect to our chief executive officer, our chief financial officer and the next three highest paid executive officers, the number of Trust Unit Rights exercised and the number of unexercised rights and the value of in-the-money rights under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan based upon the closing price of the trust units of $37.19 on December 30, 2005.

				Value of unexercised in-
		Aggregate	Unexercised Trust Unit	the-money Trust Unit
	Securities acquired	Value	rights at year-end (#)	Rights at year-end(1) ($)
Name	on exercise (#)	Realized ($)	exerciseable/unexercisable	exerciseable/unexercisable
Jacob Roorda	117,889	4,735,513	0/73,750	0/2,093,185
David J. Rain	17,761	699,033	0/108,625	0/2,369,944
James A. Campbell	23,029	918,551	0/61,900	0/1,552,815
J. A. Ralston	39,022	1,561,962	0/73,750	0/2,093,185
John Keirle	16,325	646,930	0/72,650	0/1,487,608

Notes:

(1) Based on the difference between the closing price of $37.19 per trust unit on the TSX on December 30, 2005 and the grant price of the Incentive Right, giving effect to distributions per Trust Unit paid after the date the Unit Right was granted multiplied by the number of trust units issuable under the Unit Right.

Directors

Each of the directors of Harvest Operations Corp., except for Mr. Chernoff, is paid an annual retainer of $10,000, $500 for each Board meeting attended, $500 for each committee meeting attended (if on a date different from a Board meeting date) and is entitled to reimbursement for expenses incurred in carrying out their duties as directors. The directors are also entitled to participate in the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. To December 31, 2005, each of Messrs. Brussa, McFadyen, Johnson, and Swartout has been granted 35,000 unit rights and Mr. Bennett was granted 20,000 units rights under the Trust Unit Rights Incentive Plan.

Employment Contracts

Harvest Operations Corp. has entered into employment agreements with each of Messrs Roorda, Rain, Ralston, Campbell, and Keirle. Under each contract, if an executive is terminated without cause (including pursuant to a "change in control"), such executive is entitled to a payment of no less than 15 months of his prior salary, bonus and benefits and no more than 18 months of his prior salary, bonus and benefits, depending on the executive's years of service. A "change of control" is defined as one of (a) a successful "take-over bid" as defined in the Securities Act, (b) the issuance or acquisition of units representing more than 50% of the issued and outstanding units of Harvest, (c) a change in the ownership of Harvest Operation Corp. such that Harvest no longer holds the votes necessary to elect a majority of the Board of Directors, (d) incumbent directors no longer constituting a majority of the Board of Directors, (e) a sale of at least 75% of Harvest Operations Corp.'s assets, (f) the termination of Harvest or a going private transaction, or (g) such other event that, in the opinion of the Board of Directors, should be a change in control.

Harvest Operations Corp. intends to enter into employment agreements with each of its new senior officers and such agreements are expected to contain similar standard severance and change of control provisions.

Performance Graph

The closing price of the Trust Units on the TSX on their first day of trading on December 5, 2002 was $8.60. The closing price of the Trust Units on the TSX on December 30, 2005 was $37.19. The following graph illustrates changes from December 5, 2002 to December 30, 2005, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index with all dividends and distributions reinvested.

	December 05,	December 31,	December 31,	December 31,	December 30,
	2002	2002	2003	2004	2005
Harvest Energy Trust	100	112.82	206.82	388.69	707.97
S&P/TSX Composite Index	100	101.33	128.41	147.00	182.47
S&P/TSX Energy Trust Index	100	107.42	157.27	205.25	306.61

AUDIT COMMITTEE

The audit committee is composed of Verne G. Johnson, Hector J. McFadyen, and Dale Blue. All of the Audit Committee members are independent directors.

Multilateral Instrument 52-110 - Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust's financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Audit Committee of Harvest Operations Corp. is contained on pages 105 to 108 of the Trust's Annual Information Form dated March 30, 2006, which is available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Harvest is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The corporate governance structure of Harvest is not the same as for a corporation. Harvest Operations Corp. is responsible for the overall governance of Harvest. Harvest Operations Corp. is, in turn, managed by the Board of Directors of Harvest Operations Corp. (the "Board of Directors" or the "Board"). The Board of Directors is, in effect, responsible for the overall stewardship and governance of Harvest, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Harvest's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The Board of Directors has determined that the following nine (9) directors of Harvest Operations Corp. are independent:

M. Bruce Chernoff
John A. Brussa
Verne G. Johnson
Hector J. McFadyen
Hank B. Swartout
Kevin A. Bennett
Dale Blue
David Boone
William A. Friley Jr.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that all of the directors of Harvest Operations Corp. are independent.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of Harvest Operations Corp. are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer

M. Bruce Chernoff	Maxim Power Corp.
West Energy Ltd.

John A. Brussa	Baytex Energy Trust
Capitol Energy Resources Ltd.
Cirrus Energy Corporation
Crew Energy Inc.
Divestco Inc.
E4 Energy Inc. (formerly Southpoint Resources)
Endev Energy Inc.
Focus Energy Trust
Flagship Energy Inc.
Galleon Energy Inc.
Highpine Oil & Gas Limited
Inter Pipeline Fund
NAV Energy Trust
Orleans Energy Ltd.
Penn West Energy Trust
Pilot Energy Ltd.
Progress Energy Trust
Rider Resources Ltd.
Storm Exploration Inc.
Strategic Energy Fund

Verne G. Johnson	Builders Energy Services Trust
Blue Mountain Energy
Fort Chicago Energy Partners, LP
Gran Tierra Energy
Mystique Energy

Hector J. McFadyen	Hunting PLC (UK)

Hank B. Swartout	Precision Drilling Trust
Highpine Oil & Gas Limited

Kevin A. Bennett	Trinidad Energy Services Income Trust

Dale Blue
N/A

David Boone	Western Oil Sands

William A. Friley Jr.
N/A

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of the Board of Directors as well as the mandate of each of the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves, Safety and Environment Committee, at the end of or during each meeting of the Board of Directors or Audit Committee, as applicable, the members of management of the Corporation who are present at such meeting may be asked to leave the meeting in order that the independent directors can discuss any necessary matters without management being present.

During 2005, the Board of Directors conducted 22 meetings, including Board committee meetings, of which 2 meetings included in camera sessions without members of management present.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that M. Bruce Chernoff, the Chairman of the Board of Directors, is independent.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of the directors of Harvest Operations Corp. is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended

M. Bruce Chernoff	16 out of 16 (100%)	1 out of 1 (100%)
John A. Brussa	13 out of 16 (81%)	4 out of 4 (100%)
Verne G. Johnson	14 out of 16 (88%)	5 out of 5 (100%)
Hector J. McFadyen	15 out of 16 (100%)	5 out of 5 (100%)
Hank B. Swartout	13 out of 16 (81%)	1 out of 1 (100%)
Kevin A. Bennett	9 out of 9 (100%)(1)	2 out of 2 (100%)
Dale Blue	N/A (2)
David Boone	N/A (2)
William A Friley Jr.	N/A (2)

Notes:

(1) Mr. Bennett was appointed as a director of Harvest Operations corp. on May 4, 2005.

(2) Messrs. Blue, Boone and Friley were appointed as directors of Harvest Operations Corp. on February 3, 2006.

2.  Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "A" hereto.

3.  Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation and Corporate Governance Committee, and the Reserves, Safety and Environment Committee.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a position description for the President and CEO of Harvest Operations Corp. (the "CEO").

4.  Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer's business.

The Compensation and Corporate Governance Committee has the mandate to develop for approval by the Board, an orientation and education program for new Board members in order to ensure that new directors are familiarized with Harvest's business, including Harvest's field operations, management, administration, policies and plans, and the procedures of the Board. When a new director is appointed to the Board and/or a Board Committee the director is provided with copies of Harvest's most recent Annual Report, Quarterly Report and AIF, as well as a copy of the Board Mandate and relevant Committee Mandates.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Harvest Operations Corp. encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. From time to time, Harvest organizes guest seminars for the benefit of its directors related to various relevant topics.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a code of ethics applicable to all members of Harvest Operations Corp., including directors, officers and employees. In addition, the Board of Directors has also adopted a code of ethics specifically applicable to its senior officers. Each director, officer and employee of Harvest Operations Corp. has been provided with a copy of the applicable code of ethics. In addition, a copy of each code of ethics has been filed on SEDAR at www.sedar.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the codes of ethics by requiring each of the officers and employees of Harvest Operations Corp. to affirm in writing on hiring and annually thereafter their compliance with the applicable code of ethics.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees of Harvest Operations Corp. are provided with a mechanism by which they can raise concerns in a confidential and anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The responsibility for proposing new nominees to the Board falls within the mandate of the Compensation and Corporate Governance Committee. New candidates for nomination to the Board of Directors are identified and selected having regards to the strengths and constitution of the Board members and the perception of the Committee of the needs of Harvest.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, is comprised of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom has been determined to be independent.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, also assists the Board of Directors in matters pertaining to our approach to governance issues, the organization and composition of the Board of Directors, the organization and conduct of Board of Directors meetings, and the effectiveness of the Board of Directors in performing and fulfilling its responsibilities.

In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation and Corporate Governance Committee will have the authority and responsibility for each of the following matters:

(i) annually review the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) preparing and recommending to the Board annually a statement of corporate governance practices to be included in Harvest's annual report or information circular as required by the Toronto Stock Exchange and any other regulatory authority;

(iv) to make recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi) assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

(vii) recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors;

(viii) as required, oversee the development, for approval by the Board, of an orientation and education program for new recruits to the Board

(ix) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(x) to develop and recommend to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(xi) review annually the Committee's Mandate and Terms of Reference;

(xii) to review and consider the engagement at the expense of Harvest Operations Corp. of professional and other advisors by any individual director when so requested by any such director;

(xiii) establish, review and update periodically a Code of Business Conduct and Ethics (the "Code") and ensure that management has established a system to monitor compliance `with this code; and

(xiv) review management's monitoring of Harvest Operations Corp.'s compliance with the organization's Code.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation and Corporate Governance Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks of being an effective director. The Compensation and Corporate Governance Committee benchmarks directors' compensation against compensation received by directors in similar positions. The Board of Directors will set director compensation based upon recommendations from this committee.

Compensation of Officers

Our compensation plan for the executive officers has consisted of a combination of base salary, bonuses and the grant of rights under both the Trust's Unit Rights Incentive Plan and Unit Award Incentive Plan. The Compensation and Corporate Governance Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and similar sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the Mercer Human Resource Consulting ("Mercer") annual Canadian oil and gas industry salaries and benefits survey, which firm of independent consultants regularly reviews compensation practices in Canada.

The compensation for the CEO is set annually by the Board of Directors. Salary, bonus and grants of unit rights are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

Base salaries for employees are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest's salary levels are generally set at not more than the median level for companies of comparable size.

Employee bonuses are also determined with reference to comparable marketplace amounts, as published by Mercer. Harvest's bonus levels are set in such a way that above average individual performance is rewarded with total cash compensation in excess of median levels for comparable positions in comparably sized companies.

Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to our directors, officers, employees and other service providers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board of Directors has appointed the Compensation and Corporate Governance Committee, whose members are John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom has been determined to be independent.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible to the Board for reviewing matters relating to the human resource policies, employee retention and short and long-term compensation of the directors, officers and employees of Harvest Operations Corp. and its subsidiaries in the context of the budget and business plan of Harvest Operations Corp.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation and Corporate Governance Committee has not engaged any advisors during 2005 to assist in developing compensation for Harvest's senior managers other than relying on Mercer.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation and Corporate Governance Committee, the Board has also appointed a Reserves, Safety and Environment Committee.

The Reserves, Safety and Environment Committee is comprised of David Boone, Hank B. Swartout and Kevin A. Bennett. The Reserves, Safety and Environment Committee's responsibilities include reviewing the annual evaluation reports on our oil and gas reserves, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on our oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the us who prepare such reports.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The responsibility for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of individual directors falls within the mandate of the Compensation and Corporate Governance Committee. The Compensation and Corporate Governance Committee, along with the Chairman of the Board, assesses the performance of each director, each committee and the Board as a whole on a regular basis. New directors are added and committee representation may be changed with a view to improving the overall effectiveness of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2005, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

At no time since inception has there been any indebtedness of any director or officer of Harvest Operations Corp., or any associate of any such director or officer, to us or Harvest Operations Corp. or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or Harvest Operations Corp.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2005 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2005 audited consolidated financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2005. Copies of these documents may be obtained on request without charge from the Vice President and Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4, telephone (403) 265-1178 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: April 3, 2006

SCHEDULE "A"

HARVEST OPERATIONS CORP.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Harvest Operations Corp. ("HOC" or the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries of Harvest Energy Trust (the "Trust") and the Trust to the extent delegated to the Corporation under the Trust Indenture (hereinafter collectively referred to as "Harvest"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Harvest. In general terms, the Board will:

A. in consultation with the President and CEO of HOC, define the principal objective(s) of Harvest;

B. supervise the management of the business and affairs of Harvest with the goal of achieving Harvest's principal objective(s) as defined by the Board;

C. discharge the duties imposed on the Board by applicable laws; and

D. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate. Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. require Management to present annually to the Board a longer range strategic plan and a shorter range business plan for Harvest's business, which plans must:

(a) be designed to achieve Harvest's principal objectives,

(b) identify the principal strategic and operational opportunities and risks of Harvest's business, and

(c) be approved by the Board as a pre-condition to the implementation of such plans;

2. review progress towards the achievement of the goals established in the strategic, operating and capital plans;

3. identify the principal risks of Harvest's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

4. approve the annual operating and capital plans;

5. approve acquisitions and dispositions in excess of a pre-determined limit;

6. approve the establishment of credit facilities;

7. approve issuances of additional trust units or other securities to the public;

8. monitor Harvest's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

Management and Organization

9. monitor overall human resources policies and procedures, including compensation and succession planning;

10. approve the distribution policy of Harvest;

11. appoint the President and CEO and determine the terms of the President and CEO's employment with Harvest;

12. in consultation with the President and CEO, develop a position description for the President and CEO;

13. in consultation with the President and CEO, establish the limits of management's authority and responsibility in conducting Harvest's business;

14. in consultation with the President and CEO, appoint all officers of HOC and approve the terms of each officer's employment with HOC;

15. receive annually from the Compensation Committee their evaluation of the performance of each senior officer;

16. develop a system under which succession to senior management positions will occur in a timely manner;

17. approve any proposed significant change in the management organization structure of Harvest;

18. in consultation with the President and CEO, establish a communications policy for Harvest;

19. generally provide advice and guidance to management;

Finances and Controls

20. use reasonable efforts to ensure that Harvest maintains appropriate systems to manage the risks of Harvest's business;

21. monitor the appropriateness of Harvest's capital structure;

22. ensure that the financial performance of Harvest is properly reported to securityholders, other security holders and regulators on a timely and regular basis;

23. in consultation with the President and CEO, establish the ethical standards to be observed by all officers and employees of HOC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

24. require that the President and CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by HOC and its officers and employees;

25. require that the President and CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

26. review and approve material contracts to be entered into by Harvest;

27. recommend to the securityholders of Harvest a firm of chartered accountants to be appointed as Harvest's auditors;

28. take all necessary actions to gain reasonable assurance that all financial information made public by Harvest (including Harvest's annual and quarterly financial statements) is accurate and complete and represents fairly Harvest's financial position and performance;

Governance

29. in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

30. facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

(a) selecting from nominees made by independent directors for election to the Board,

(b) appointing a Chairman of the Board who is not a member of management;

(c) appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate and in compliance with corporate governance regulations,

(d) defining the mandate of each committee of the Board,

(e) ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director,

(f) review the orientation and education program for new (and existing) members to the Board to ensure that it is adequate and effective; and

(g) establishing a system to enable any director to engage an outside adviser at the expense of Harvest;

31. review annually the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

1. The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

2. minutes of each meeting shall be prepared;

3. the President and CEO or his/her designate(s) may be present at all meetings of the Board;

4. Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

5. Implement medium(s) to solicit feedback from stakeholders

6. At the end of each meeting independent members have the option to meet without non-independent directors and management present.